Lincoln Life & Annuity Company of New York

Amendatory Endorsement

This Amendatory Endorsement is part of the Contract to which it is attached and is subject to the terms and conditions of the Contract unless otherwise stated herein.  Your annuity Contract is amended as follows:

The Endorsement previously issued as a part of your Contract, pursuant to Section 3 of the federal Defense of Marriage Act (“DOMA”), is considered null and void.

Same-sex spouses who own or are considering the purchase of annuity products that provide benefits based upon status as a spouse should consult a tax advisor.

/s/ Dennis R. Glass
President

AR-567                                                                                                                                        NY

(inforce non-OptiChoice Ind/Grp Annuities)